UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 93
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Incremental Funding

In September 2024, Sono Group N.V. (the “Company”) received incremental funding of $3.3 million (the “Financing”) from YA II PN, Ltd (“Yorkville”) as part of the financial commitments previously agreed upon by the Company and Yorkville. The information included in this Report on Form 6-K under the heading “Incremental Funding” is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-261241).

Press Releases

The Company issued a press release on September 18, 2024, announcing the launch of new solar kits for trucks and vans and high-voltage solar products for trailers, and a press release on September 20, 2024, announcing the Financing. Copies of the two press releases are attached hereto as Exhibit 99.1 and 99.2, respectively, and are incorporated by reference herein.

Other than as indicated above, the information in this Form 6-K, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Exhibit	Description of Exhibit

99.1	Press release dated September 18, 2024
99.2	Press release dated September 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: September 20, 2024	/s/ George O'Leary
George O'Leary
Managing Director